SSGA Active Trust

One Lincoln Street

Boston, MA 02111

June 10, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Office of Filings, Information & Consumer Service

RE:	SSGA Active Trust; SEC File Nos.: 333-173276 and 811-22542; Request for Withdrawal of Post-Effective Amendment Filings to the Trust’s Registration Statement on Form N-1A

Dear Sir/Madam:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “1933 Act”), SSGA Active Trust (the “Trust”), on behalf of its series SPDR SSGA Shareholder Yield ETF (the “Fund”), hereby respectfully requests withdrawal of Post-Effective Amendment No. 43 (“PEA No. 43”), which was filed with the Securities and Exchange Commission (the “Commission”) via EDGAR (Accession No. 0001193125-15-144325) on April 23, 2015, pursuant to paragraph (a)(2) of Rule 485 under the 1933 Act. The automatic effectiveness of PEA No. 43 has been delayed pursuant to subsequent 485BXT filings with the Commission via EDGAR, the most recent of which was filed on May 13, 2016 (Accession No. 0001193125-16-589718) (each, a “BXT Filing” and together with PEA No. 43, the “Filings”) and scheduled to become effective on June 12, 2016.

The withdrawal of the Filings is requested because the Trust has determined not to move forward with the offering of such Fund as a series of the Trust at this time.

No securities were sold in connection with this offering.

If you have any questions, please contact me at (617) 662-2532 or cmadden@statestreet.com.

Very truly yours,

/s/ Christopher A. Madden
Christopher A. Madden
Secretary

Cc: W. John McGuire, Esq.